SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

(Commission File No. 1-03006)

PLDT Inc.

(Translation of registrant’s name into English)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No 

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2022. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page

Copies of the disclosure letters that PLDT Inc. (the “Company”) filed on March 7, 2024 with the Philippine Stock Exchange, the Philippine Securities and Exchange Commission, and the Philippine Dealing and Exchange Corporation regarding the approval by the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) on March 7, 2024 of the following items in connection with the Annual Meeting of Stockholders of the Company for 2024 (the “Annual Meeting”):

(a)
The Annual Meeting will be held on June 11, 2024 at 3:00 p.m. Per the By-Laws of the Company, the Annual Meeting shall be held on the second Tuesday of June;
(b)
The record date for the determination of stockholders entitled to notice of any to vote at the Annual Meeting is April 15, 2024. The stock and transfer books of the Company will not be closed;
(c)
The last day for filing of proxies in connection with the Annual Meeting will be on May 31, 2024;
(d)
The validation of proxies in connection with the Annual Meeting will be done on June 5, 2024; and
(e)
In accordance with the Company’s By-Laws, the nominations for election of directors/independent directors at the Annual Meeting shall be submitted to the Board of Directors through the Chairman or Corporate Secretary at the Company’s principal place of business at least sixty (60) working days before the meeting or by March 13, 2024.

The Notice, Agenda and other materials in connection with the Annual Meeting will be submitted in accordance with applicable rules.

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:	/s/Mark David P. Martinez
Name:	Mark David P. Martinez
Title:	Assistant Corporate Secretary

Date: March 8, 2024